SELLAS Life Sciences Group, Inc.

7 Times Square, Suite 2503

New York, New York 10036

April 27, 2021

Via EDGAR

Margaret Schwartz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc.

Registration Statement on Form S-3

File No. 333-255318

Acceleration Request

Dear Ms. Schwartz,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SELLAS Life Sciences Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-255318), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on Thursday, April 29, 2021, or as soon thereafter as practicable.

Please call Daniel A. Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding the Registration Statement.

Very truly yours,

SELLAS Life Sciences Group, Inc.

/s/ Angelos M. Stergiou
By: Angelos M. Stergiou, M.D., Sc.D., h.c.
Its: President and Chief Executive Officer

cc:	Barbara A. Wood, SELLAS Life Sciences Group, Inc.

Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.